Exhibit 99.1

May 28, 2014

Caesarstone Announces Offering of Ordinary Shares by Kibbutz Sdot-Yam

MP MENASHE, ISRAEL – (BUSINESS WIRE) – Caesarstone Sdot-Yam Ltd. (NASDAQ: CSTE), a leading manufacturer of high quality engineered quartz surfaces, announced today that its shareholder, Kibbutz Sdot-Yam, is offering for sale 5,500,000 ordinary shares of the company in an underwritten public offering. The underwriters will be granted a 30-day option to purchase up to 825,000 additional ordinary shares from the selling shareholder. Caesarstone will not receive any proceeds from the offering.

J.P. Morgan Securities LLC and Barclays Capital Inc. are acting as joint bookrunning managers and representatives for the proposed offering. Credit Suisse Securities (USA) LLC, BofA Merrill Lynch and UBS Securities LLC are additional bookrunners for the proposed offering and Stifel is the co-manager for the proposed offering.

An automatic shelf registration statement (including a prospectus) relating to these securities was filed today by Caesarstone with the SEC. Such Registration Statement became automatically effective upon filing with the SEC. A copy of the prospectus supplement and base prospectus relating to the offering may be obtained by contacting: J.P. Morgan Securities LLC, via telephone at (866) 803-9204 or by mail at Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717; or Barclays Capital Inc., via telephone at (888) 603-5847, by mail at c/o Barclays Capital Inc. at Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or barclaysprospectus@broadridge.com. Before you invest, you should read these documents and other documents filed by Caesarstone with the SEC for more complete information. You may obtain these documents free of charge by visiting the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supremo, Motivo and Concetto — are available in over 50 countries around the world.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229